Exhibit 99.5
April 18, 2013

ATLANTIC COAST FINANCIAL CORPORATION
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256

Attention: Board of Directors

I am again writing this letter on behalf of myself and my fellow director and fellow ACFC stockholder Bhanu Choudhrie.

We are writing in response to the letter addressed to me dated April 16, 2013 from Messrs. Linfante and Frankland.  In that letter you make a number of accusations against us, including that we are somehow in league with The Albury Investment Partnership and that we are attempting to pursue an agenda to benefit only a limited group of ACFC stockholders.  As you are undoubtedly aware, neither of these accusations has any merit, and it seems to us that you are trying to divert stockholder attention from the real issues – that you agreed to a deal that grossly undervalues ACFC and did so to the exclusion of a more value-creating alternative.

Your statements accusing us of “acting in concert” with Albury or anyone else, unsupported by any facts and in the face of legal filings by us and by Albury in which no relationship is disclosed or required to be disclosed, can only be intended to mislead ACFC’s stockholders.  We have no relationship with Albury in relation to ACFC – to date, we have had no contact with Albury’s representatives in connection with Albury’s decision to invest in ACFC, have not discussed with them or solicited their support of our opposition to the Bond Street transaction or our alternative director candidates and have no knowledge of their plans or intentions beyond the information disclosed in Albury’s Schedule 13D, which is available to you, us and all ACFC stockholders.

We referred to Albury’s Schedule 13D simply to support our earlier-stated belief that ACFC stockholders were likely to reject the Bond Street merger – and we thought an unequivocal statement of opposition from your largest stockholder was particularly meaningful.  Rather than give due consideration to the views of your largest stockholder, your preference seems to be to interpret Albury’s opposition as part of some larger plot to oppose a proposal that needs no plot to expose it as a bad deal.

We also take issue with your questioning of our motivation in opposing the Bond Street proposal and suggesting that our views may only relate to the self-interest of a limited group of ACFC stockholders.  Unlike most of the members of the Board and senior management, we are significant ACFC stockholders and, therefore, have more motivation than you to be interested in ACFC’s value and future.  We think that our motivation is shared by much more than a “limited group” – as you are well aware, many ACFC stockholders invested at prices in excess of $3 or even $5, so to suggest that only a limited number of stockholders would want to consider an alternative that could lead to a higher value is disingenuous.  We continue to be puzzled by your insistence on characterizing the Bond Street proposal as being in the best interests of all stockholders when:

•           the payment stockholders are guaranteed to receive is only $3 per share while the company’s book value per share is $16.96,
•           that guaranteed payment of $3 per share is actually lower than the trading price of ACFC’s stock over the weeks before the public announcement of the proposed merger,
•           you are forcing stockholders to choose between exercising their legal rights and receiving a lower payment, and

•           your narrow focus on selling the company as the only way to resolve ACFC’s issues rather than addressing the issues as recommended by us and former director Carey will deprive ACFC stockholders of the long term benefits of owning ACFC.

As we have stated in the past, we believe that the proposed merger grossly undervalues ACFC and, as a result, we expect that ACFC stockholders will not approve the transaction.  You now know that your largest stockholder and stockholders with total ownership of almost 17% of the company’s stock will vote against the Bond Street proposal.  You also know that they, like we, believe that new directors should be elected to the Board.  We believe that other stockholders share those feelings.

We also believe that ACFC stockholders deserve full and fair information about the Bond Street proposal and our proposed alternative, and that your SEC-filed proxy materials do not provide full and fair information.  We provided detailed information to the Board regarding a recapitalization, showing how a rights offering plus a backstop equity commitment could be accomplished, that a qualified investment bank is ready to launch that offering, the effect of the $25 million in additional capital plus the anticipated benefit of the deferred tax asset, the effect of selling non-performing assets and other important details.  The structured borrowings you put on the books that have already cost ACFC stockholders tens of millions of dollars will finally start to unwind in few quarters and we believe that if our plans are implemented, the company may be able to achieve profitability within 2 to 3 quarters and deliver value far beyond what Bond Street is offering.  None of this is provided to ACFC stockholders in your proxy materials; your discussion is limited to conclusory statements of your final determination with no meaningful analysis.  If you insist on continuing to pursue the Bond Street transaction, we urge you to provide additional disclosure regarding our proposal so ACFC stockholders may make a clear, fully-informed choice between your proposal and our alternative.

But we think the better course is for you to stop wasting time and valuable resources pursuing this transaction.  Your past bad decisions have already cost stockholders over $75 million.  Call the 2013 Annual Meeting and propose our director nominees so we can get on with the important business of ACFC.

Sincerely,

/s/ Jay S. Sidhu

Jay S. Sidhu

cc: Bhanu Choudhrie